UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42152

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LEK SECURITIES CORPORATION**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE LIBERTY PLAZA, 52ND FLOOR

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

NEW YORK   **NY**   **10006**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES LEK   212-509-2300

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP

(Name – *if individual, state last, first, middle name*)

529 FIFTH AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, CHARLES LEK_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
LEK SECURITIES CORPORATION_____ , as
of DECEMBER_____, 20 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

CHIEF EXECUTIVE OFFICER
_____
Title

_____
         Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LEK SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

LEK SECURITIES CORPORATION

CONTENTS



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Lek Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lek Securities Corporation as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Lek Securities Corporation as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statement, Lek Securities Corporation has changed its method of accounting for leases in 2019 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 842, *Leases*.

Basis for Opinion

This financial statement is the responsibility of Lek Securities Corporation's management. Our responsibility is to express an opinion on Lek Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Lek Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Lek Securities Corporation's auditor since 2014.
Livingston, New Jersey
April 8, 2020

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

LEK SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS		
Cash and cash equivalents	$	728,337
Restricted cash		668,390
Cash segregated under federal and other regulations		51,317,919
Receivables from clearing organizations and other broker dealers		10,538,972
Commissions receivable		1,022,674
Due from customers		45,076,223
Due from brokers		74,053
Deposits with clearing organizations		11,558,209
Securities borrowed		143,819,734
Securities owned:		
Marketable, at fair value		57,194
Not readily marketable, at estimated fair value		1,891,555
Property and equipment, net		496,590
Prepaid expenses and other assets		275,464
Total assets	$	267,525,314
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Securities loaned	$	150,053,956
Payable to clearing organizations and other broker dealers		1,242,527
Due to customers		49,490,538
Due to brokers		10,813,834
Securities sold, not yet purchased, at fair value		6,594
Lines of credit		30,300,000
Accounts payable and accrued expenses		6,956,387
Due to parent		466,756
Total liabilities		249,330,592
Commitments and contingencies (Notes 12 and 15)		
Subordinated borrowings		4,985,143
Stockholder's equity		
Common stock - $1.00 par value; 10,000 shares authorized, 725.667 shares issued and outstanding		726
Additional paid-in capital		5,269,192
Retained earnings		7,939,661
Total stockholder's equity		13,209,579
Total liabilities and stockholder's equity	$	267,525,314

See accompanying notes to financial statements.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

Lek Securities Corporation (the "Company"), a wholly-owned subsidiary of Lek Holdings Limited ("Holdings"), was incorporated January 5, 1990, under the laws of the state of Delaware. The Company is a registered broker dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and is a member of the New York Stock Exchange and other principal exchanges. The Company is also a self-clearing member of the Depository Trust and Clearing Corporation, CDS Clearing and Depository Services, Inc., Options Clearing Corporation and S.D. Indeval.

The Company is engaged in both providing order management and clearing services to institutions and professional traders.

Deconsolidation of ROX Systems Inc.

On 10/1/2019, the Company deconsolidated its subsidiary ROX Systems Inc. ("ROX"). Lek deconsolidated ROX on 10/1/2019 when ROX's controlling shareholder, who also was the controlling shareholder of Lek, sold his controlling shareholding in Lek to another party. In addition, on October 1,2019, the Software License and Service Agreement ("Licensing Agreement") between Lek and Rox was renegotiated, amended, and restated after rigorous negation between the management and legal counsel of both parties. Deconsolidation resulted in income of approximately $38,000 which is presented in "Other Income" in the Statement of Operations. In addition, the assets and liabilities of ROX are no longer presented in Lek's Statement of Financial Condition. The Company has no investment in ROX and the obligations of the Company are limited to those detailed within the Licensing Agreement. The sale of equity that resulted in deconsolidation of ROX was to a related party. There are no assets or liabilities in the Statement of Financial Condition related to Lek's involvement with ROX during the year. No commitments, guarantees, or liquidity arrangements exist that would require Lek to fund any losses of ROX. Lek has not provided any financial or other support to ROX in the periods presented.

2. Summary of significant accounting policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation and Transactions

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates while the income statement accounts are translated at average rates of exchange for the year. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

Cash and Cash Equivalents

Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

2. Summary of significant accounting policies (continued)

Restricted Cash

The Company's restricted cash represents (i) cash segregated in special reserve bank accounts for benefit of clients pursuant to the Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934, as amended, and (ii) cash restricted to support a standby letter of credit related to the Company's office lease. As a result of the adoption of ASU 2016-18, $51,986,309 and $71,168,686 of restricted cash was included in end-of-period and beginning-of-period, respectively, of cash and equivalents, restricted cash and cash segregated under federal and other regulations in the Company's statement of cash flaw's for the year ended December 31, 2019.

Commissions Receivable and Reserve for Doubtful Accounts

The Company carries its commissions receivable at cost less a reserve for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes a reserve for doubtful accounts. The Company can adjust the reserve based on multiple factors, which include a history of past bad debts, collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. The reserve for doubtful accounts at December 31, 2019 was $100,000.

Revenue and Expense Recognition from Securities Transactions

The Company's services primarily consist of trade execution and clearing and are recognized on a trade-date basis. In 2019 the Company earned $25,270,272 in clearing and execution fees. Both performance obligations are fulfilled on the trade date, as that is when the details of the performance obligation are met and transfer of control of the securities is established between the customers. The Company also provides custody services to its customers which generated $20,708 of revenue in 2019.

Clearing and execution fees – Commission revenue includes fees earned from clearing and executing client transactions. Revenue is earned when the trade is executed. Revenue earned for clearing and execution services varies by customer, as each customer has a specific commission profile that was negotiated with the Company. Commissions are recorded daily, and in cases where the commission cannot be collected on settlement date of the trade, they are recorded on the last day of the month in which the commission is earned. Revenue is recognized, as described above, once all performance obligations have been satisfied.

Securities transactions made by customers are recorded on a settlement date basis, which is generally two business days after the trade date. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying statement of financial condition. Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral and recorded at contract amounts plus accrued interest. Securities borrowed transactions require the Company to deposit cash and other collateral with the lender. At December 31, 2019, the Company has advanced cash under securities borrowed agreements of $143,819,734. With respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned. At December 31, 2019, the Company has received collateral under securities loaned agreements of $150,053,956.

Custody fees - The Company earns revenue from custody fees by acting as a custodian of stocks, options, and bonds. Revenue is a fixed fee charge that is earned when the service is provided and is posted at the end of the month in which the revenue is earned. Revenue is recognized once all performance obligations have been satisfied. As the Company is a service provider, whose sources of revenue are transactional, there is no need to select an appropriate method for measuring progress toward complete satisfaction of performance obligations.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

2. Summary of significant accounting policies (continued)

Interest Income – Interest income includes revenue from securities lending transactions, margin financing, and interest earned from segregated cash deposited at banks. Revenue from securities lending transactions is earned when a contract is entered with a counterparty. The amount of revenue earned is based on the current market rates for a security. The interest is earned on a settlement date basis, accrued daily, and is recorded at the end of the month in which it is earned. Revenue from margin financing interest is earned when the transaction is processed and posted at the end of the month. The interest income earned varies by customer, as each customer has a specific interest rate profile that was negotiated with the Company. Revenue from margin financing is recorded at the end of the month in which it was earned. Revenue is also earned from interest income generated from deposits of client funds that are segregated under Rule 15c3-3 at various banks. The interest income earned varies, as customer deposits are spread over multiple banks with different negotiated interest rates. Revenue from these deposits is earned on a settlement date basis, the interest accrues daily and is recorded at the end of the month when it is earned. As the Company is a service provider, whose sources of revenue are transitional, there is no need to select an appropriate method for measuring progress toward complete satisfaction of performance obligations.

Transaction based fees - The Company earns revenue from transactional based fees, which include, but are not limited to, illiquid charges, wires, checks, dividend processing, and blue sheet fees. The revenue from transaction-based fees is a fixed charge that is earned when the transaction is provided. Depending on the type of service, the revenue is posted at the time of the transaction or at the end of the month. Revenue is recognized once all performance obligations have been satisfied. As the Company is a service provider, whose sources of revenue are transitional, there is no need to select an appropriate method for measuring progress toward complete satisfaction of performance obligations.

The Company's customers consist of institutional broker-dealers and individuals operating within the United States and internationally. Revenues are recognized on a trade date basis, regardless of customer or geographic location.

Property and Equipment

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets.

Asset	Estimated Useful Lives
Leasehold improvements	Term of lease
Computer hardware	5 years
Furniture and fixtures	5 years

Income Taxes

The Company has elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual shareholders for inclusion in their personal income tax return. The provision for income taxes represents primarily state and local taxes for the year ended December 31, 2019.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The Company complies with GAAP which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. Derecognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending retained earnings. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2019. The Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2019.

The Company files an income tax return in the U.S. federal jurisdiction, and files income tax returns in various U.S. states and foreign jurisdictions.

The Company may be subject to potential examination by U.S. federal, U.S. state or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. U.S. GAAP established a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The valuation techniques are consistent with the market, cost or income approaches to measuring fair value. If more than one valuation technique is used to measure fair value, the results are evaluated considering the reasonableness of the range of values indicated by those results. The fair value hierarchy is categorized into three levels based on the inputs as follows:

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy

The Company considers transfers between the levels within the fair value hierarchy when circumstances surrounding the fair value for a particular security conform to a different level of the fair value hierarchy than as previously reported. Whenever circumstances occur, whereby there is a transfer within the fair value hierarchy, the Company considers the date the event or change in circumstances occurred which caused the transfer.

Valuation Techniques

Investments in Securities

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

2. Summary of significant accounting policies (continued)

Right-of-Use Assets and Operating Lease Liabilities

On January 1, 2019, the Company adopted ASC Topic 842, Leases ("ASC 842"). The new guidance increases transparency by requiring the recognition of operating lease right-of-use assets and offsetting operating lease liabilities on the Statement of Financial Condition. The recognition of these operating lease right-of-use assets and operating lease liabilities represents a change from previous US GAAP requirements which did not require operating lease right-of-use assets and operating lease liabilities to be recognized for most leases. The adoption of ASC 842 resulted in the recording of operating lease right-of-use assets of approximately $597,713 and operating lease liabilities of $806,114 at January 1, 2019.

The Company's operating lease arrangements are for real estate and facility leases. Operating lease right-of-use assets represent the Company's right to use the underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company's operating lease arrangements may include options to extend the lease terms which the Company does not include in the determination of the minimum lease term. Expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.

The Company reconciles the operating lease expense with operating lease payments by presenting the amortization of the operating right-of-use asset and change in the operating lease liability in a single line item within the adjustments to reconcile net income to net cash provided by/(used in) operating activities in the accompanying Statement of Cash Flows.

See Note 15 for a summary of our rental commitments under operating leases as of December 31, 2019 and related disclosures.

3. Cash segregated under federal and other regulations

Cash of $51,317,919 was segregated under federal regulations for the exclusive benefit of customers and proprietary assets of introducing brokers. These amounts were sufficient at December 31, 2019, for the Company to meet its responsibility to segregate reserve funds.

4. Receivables from and payable to clearing organizations and other broker dealers
Amounts receivable from and payable to clearing organizations and other broker dealers at December 31, 2019, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 3,889,122	$ 1,173,053
Receivable from/payable to clearing organizations	6,649,850	69,474
	$ 10,538,972	$ 1,242,527

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

5. Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis and the Company's estimated level within the fair value hierarchy of those assets and liabilities as of December 31, 2019:

	Identical Assets (Level 1)		Inputs (Level 2)		Inputs (Level 3)		December 31, 2019	
Assets								
Securities Owned:								
Marketable, at fair value:								
Corporate stocks and options	$	57,194	$	-	$	-	$	57,194
Not readily marketable, at estimated fair value		-		-		1,891,555		1,891,555
	$	57,194	$	-	$	1,891,555	$	1,948,749
Liabilities								
Securities sold, not yet purchased, at fair value: Corporate stocks	$	6,594	$	-	$	-	$	6,594

The Company has financial assets classified as Level 3 in the fair value hierarchy consisting of securities not readily marketable, which had a value of $1,891,555. Both observable and unobservable inputs may be used to determine the fair value of these positions that the Company has classified within the Level 3 category. The Company values its securities owned, not readily marketable, using the market approach. The unobservable inputs include a book value multiple of one. There was a $399,056 change in the Level 3 assets, measured at fair value for the year ended December 31, 2019.

6. Property and equipment

Details of property and equipment at December 31, 2019, are as follows:

Leasehold improvements	$	2,092,464
Computer hardware		3,409,886
Furniture and fixtures		652,975
Property, plant and equipment		6,155,325
Right of Use Asset		421,167
		6,576,492
Less: accumulated depreciation and amortization		(6,079,902)
Net book value	$	496,590

Depreciation and amortization expense was $167,070 for the year ended December 31, 2019.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

7. Due to and from customers and brokers

Due to and from customers and brokers balances include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for the receivable. Such collateral is not reflected in the financial statements.

8. Stock loaned/borrowed transactions

The Company earns revenues on stock loaned and borrowed transactions by matching up parties looking to borrow and loan stock. The underlying collateral for securities loaned and borrowed transaction consist of corporate equity and ETF securities. In these types of transactions, the Company will introduce the two parties and earn a spread.

The Company enters into securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master securities lending, netting and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty. These collateral arrangements also provide a mechanism for an efficient closeout of transactions. The Company's policy is generally to take possession of securities borrowed and for securities loaned to receive cash as collateral. The Company also monitors the fair value of the underlying securities borrowed or loaned as compared with the related receivable or payable, and as necessary, requests additional collateral as provided under the applicable agreements to ensure such transactions are adequately collateralized.

Securities loaned:	Overnight and Open
Equity Securities	$ 150,053,956
Gross amount of recognized liabilities for securities loaned	$ 150,053,956

	Gross amounts of recognized assets	Gross amounts offset on the Statement of financial condition	Net amounts of assets presented on the Statement of financial condition	Gross amounts not offset on the Statement of financial condition		Net amount
				Financial instruments	Collateral received	
Securities borrowed	$ 143,819,734	$ -	$ 143,819,734	$ -	$ (22,635,200)	$ 121,184,534

Note: All Securities borrowed are included in Securities borrowed on the Statement of financial condition.

	Gross amounts of recognized liabilities	Gross amounts offset on the Statement of financial condition	Net amounts of liabilities presented on the Statement of financial condition	Gross amounts not offset on the Statement of financial condition		Net amount
				Financial instruments	Collateral pledged	
Securities loaned	$ 150,053,956	$ -	$ 150,053,956	$ -	$ (12,135,489)	$ 137,918,467

Note: All Securities loaned are included in Securities loaned on the Statement of financial condition.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

9. Lines of credit

The Company has available lines of credit agreements with financial institutions to borrow up to $107,500,000, as shown in the table below. The credit line facilities expire on the dates indicated below. Borrowings are due on demand and bear interest at an agreed upon rate between the financial institution and the Company. At December 31, 2019, the Company has borrowed $30,300,000 under three of the credit facilities, of which a portion is secured by customer pledged securities.

Security	Renewal/ Expiration Date	Total Commitment	Amounts Outstanding
Line of credit	11/30/2021	$ 75,000,000	$ 22,800,000
Line of credit	10/25/2020	25,000,000	-
Line of credit	5/30/2020	7,500,000	7,500,000
		$ 107,500,000	$ 30,300,000

The Company has an agreement with Bank United for a standby letter of credit in an amount not to exceed $665,555 with Brookfield Properties OPP Co. LLC. The standby letter of credit is fully collateralized by cash, which is held in a restricted account with Bank United. The standby letter of credit shall be extended automatically without amendment for additional one-year periods from the present or any future expiration date, unless notified in writing not to renew. The standby letter of credit is set to expire no later than April 30, 2021.

10. Stock option plan

In March 1999, the Company established a plan to grant stock options to employees allocating 10% ownership of the Company to the plan. The plan provides that the option price be determined by the Board of Directors at its discretion. The term of the option shall not be more than 10 years from the date the option is granted. All options are immediately vested upon grant. As of December 31, 2019, the cumulative options activity is as follows: 99 options had been granted, 84 had been exercised, 14 had been cancelled, and 1 had expired. Accordingly, at December 31, 2019, no options issued under the plan are outstanding.

The Company accounts for stock-based compensation in accordance with GAAP, which requires the Company to recognize compensation expense for all new share-based payments made to employees of the Company by Holdings based on the fair value of the share-based payment at the date of grant.

Under the fair value recognition provisions of stock-based compensation, cost is estimated at the grant date based on the fair value of the awards expected to vest and will be recognized as expense ratably over the requisite service period of the award. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

11. Subordinated borrowings

At December 31, 2019, the Company has subordinated borrowings pursuant to written subordination agreements. The subordination agreements are subject to the rules and regulations of the SEC and, as such, are available in computing net capital (see Note 16) under the SEC's uniform net capital rule. The terms of the subordinated loan agreements are as follows:

> $40,000, $1,234,143, $561,000, and $150,000 loan agreements, $1,985,143, in aggregate, from a former shareholder of Holdings which mature on April 30, 2021, December 31, 2021, December 31, 2021, and January 14, 2022, will all renew respectively.

> $3,000,000, from a foreign financial institution which mature on December 2, 2022, will renew.

To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. During 2019, the Company incurred $211,607 of interest expense.

12. Contingencies

The Company has an appeal pending before the SEC concerning decisions of the New York Stock Exchange ("NYSE") Hearing Board and NYSE Regulation Board of Directors concerning blue line trading, odd-lot day trading, SEC's emergency orders temporarily prohibiting certain short sales, not closing out certain failures to deliver and exception reports to potentially manipulative trades. The fine was $575,000 and paid by The Company on February 24th, 2015.

The Company and Mr. Samuel Lek (the Company's former chief executive officer and chief compliance officer) were named in an action brought by the SEC against them, a former customer, a former principal and a former independent contractor of the Company. The SEC alleged manipulative trading by the other defendants with claims against the Company and Mr. Lek sounding largely in aiding and abetting liability. In September 2019 the Company settled the matter and agreed to a censure and and to pay disgorgement, pre-judgement interest and civil penalties totaling $1,525,515. This amount was accrued in accounts payable and accrued expenses and was paid during 2019, included in Compensation and related expenses on the statement of operations.

The Company and Mr. Lek were named in multiple enforcement actions filed by FINRA and several other self-regulatory organizations, including securities exchanges, with which FINRA has a regulatory services agreement. The core allegations are similar to those in the above referenced SEC litigation and each of the actions has been stayed pending SEC litigation. In September of 2019 the Company settled these matters and agree to a censure and a fine of $900,000, which was accrued in 2019, included in Accounts payable and accrued expenses on the statement of financial condition, and paid during 2020.

In November 2018, Lek Securities and Samuel Lek were named in a FINRA complaint alleging failure to develop and implement reasonable Anti-Money Laundering programs and supervisory systems for one of its lines of business, namely the deposit and trading of low-priced penny stocks ("microcap stocks"). The Company settled this matter during 2019 and agreed to a censure and a fine of $200,000, which was accrued in accounts payable and accrued expenses in 2019.

In the ordinary course of business, the Company has been named, as a defendant in legal and regulatory proceedings, as well as exams, investigations, and similar reviews by governmental and self-regulatory agencies. These legal and regulatory proceeding could give rise to potential injunctions, judgments, settlements, fines and/or penalties.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

12. Contingencies (continued)

The Company recognizes a liability for a contingency in accrued expenses and other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the reasonable estimate of a probable loss is a range, we accrue the most likely amount of such loss, and if such amount is not determinable, then we accrue the minimum in the range as the loss accrual. The determination of the outcome and loss estimates requires significant judgment on the part of management.

In many instances, it is not possible to accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of any potential financial impact, if any. As of the date of the financial statements, the Company has not had any matters which have required the Company to determine a loss to be probable and reasonably estimable, accordingly, no such adjustments have been made in the Company's accompanying financial statements.

The Company believes that, in the aggregate, the pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews will not have a material adverse effect on the results of operations, cash flows or financial condition.

13. Related-party transactions

The Company has a receivable with Lek Securities UK Limited in the amounts of $10,932 which is included in Receivables from clearing organizations and other broker-dealers on the statement of financial condition at December 31, 2019. This receivable is non-interest bearing and due on demand. Lek Securities UK Limited is authorized and regulated by the Financial Conduct Authority.

The Company provides custody, technology, execution and clearing services for Lek Securities UK Limited. In 2019 the Company collected $2,300,000 from Lek Securities UK Limited for these services. At December 31, 2019, included in due to customers and due from brokers on the statement of financial condition is $203 and $30,664,561, respectively.

In the Year, Lek purchased licensing and technology services from ROX, an entity controlled by an immediate family member of Lek's controlling shareholder. In the Year, approximately $1,275,000 of fees paid by Lek subsequent to deconsolidation of ROX on 10/1/2019 are presented in Professional Fees. At 12/31/2019, approximately $425,000 is payable to ROX.

The Company provides custody, execution and clearing services for Lek Securities Europe BV. At December 31, 2019, included in due to brokers on the statement of financial condition is $171,023.

The Company provides custody, execution and clearing services for shareholders of Holdings and employees who elect to maintain brokerage accounts with the Company.

In the ordinary course of business, the Company enters into note payable agreements with the Lek Holdings Limited, the Parent Company. During 2019, $466,756 was due to the Parent under these agreements. This payable is non-interest bearing and due on demand.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

14. Profit sharing plan

The Company has a qualified, non-contributory profit sharing retirement plan covering substantially all of its eligible employees. An employee becomes fully vested upon completion of five years of qualifying service. During 2019, the Company had plan contribution expense of $348,000.

15. Commitments

The Company leases office and residential space under operating lease agreements in New York. The New York office lease expires on February 28, 2021.

In October 2009, the Company entered into the aforementioned lease agreement to rent office space in New York, which expires on February 28, 2021. In addition to the base rent, the lease provides for the Company to pay property taxes and operating expenses over base period amounts. This New York lease also calls for a security deposit of $665,555 which has been satisfied by a standby letter of credit (see Note 9).

The following are the approximate minimum annual lease payments for the years ending December 31:

Year Ending December 31:	Amounts
2020	$ 726,060
2021	121,010
Total Undiscounted lease payments	847,070
Less Imputed Interest	(266,848)
Total Lease Liabilities	580,222

Weighted Average Lease Terms	4 Years
Weighted Average Discount Rate	5.5%
Cash paid for amount in measurement of operating lease liabilities	$ 726,060.00

Rent expense under these agreements for the year ended December 31, 2019, was $726,060.

16. Regulatory requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 ("Rule"). The Company has elected to compute net capital under the alternative provisions of the Rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $1,500,000 or 2% of aggregate debit items arising from customer transactions, as defined in SEC Rule 15c3-3. Net capital and aggregate debit items change from day to day. At December 31, 2019, the Company had net capital of $13,624,191 which was $377,391 in excess of its required net capital of $3,460,363 under Rule 15c3-1.

As a clearing broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 2, 2020, to comply with its December 31, 2019 requirements, cash in the amount of $33,192,556 has been segregated in a special reserve account for the exclusive benefit of customers exceeding the actual requirements by $2,760,958.

The PAB Calculation is computed in order for corresponding firms to classify their assets held by the Company as allowable assets in the correspondent's net capital calculation. As of January 2, 2020, to comply with its December 31, 2019 requirements, cash in the amount of $14,038,128 has been segregated in a special reserve account for the exclusive benefit of PAB exceeding the actual requirement by $693,738.

LEK SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

17. Subsequent events

Management has evaluated all subsequent events of the financial statements through April 8, 2020, the date which the financial statements were available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statements.

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern." To date no disruptions to the Company's business operations have occurred; however, disruptions could occur as a result of quarantines of employees, customers and suppliers in areas affected by the outbreak, and closures of third-party vendors. Given the uncertainty of the situation, the duration of any business disruption or related financial impact cannot be reasonably estimated at this time.

18. Financial instruments with off-balance sheet risk

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities sold not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition. The Company enters into these positions, from time to time, as it conducts business for its customers.

19. Concentrations of credit risk

The Company maintains its cash balances in various large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company has selected these banks based on their strong capital base.

Revenues earned from customers outside the United States approximated 62% in 2019. Of which two customers outside of the United States approximated 22% of gross revenues. In management's opinion, the loss of either of these customers, would not have a significant impact on the financial statements, as the majority of the gross revenue generated from these two customers relate to pass-through fees due to the exchanges, clearing organizations and regulators.